July 2017 Preliminary Terms No. 1,705 Registration Statement No. 333-200365 Dated July 20, 2017 Filed pursuant to Rule 433

Fixed to Floating Rate Notes due 2027

Based on the 10-Year U.S. Dollar ICE Swap Rate

As further described below, interest will accrue and be payable on the notes quarterly, in arrears, (i) from the original issue date to August 2, 2020: at a rate of 3.80% per annum and (ii) from August 2, 2020 to maturity: at a variable rate per annum equal to the 10-Year U.S. Dollar ICE Swap Rate, subject to the minimum interest rate of 0.00% per annum.

All payments are subject to the credit risk of Morgan Stanley. If Morgan Stanley defaults on its obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

SUMMARY TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$ . May be increased prior to the original issue date but we are not required to do so.
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	July , 2017
Original issue date:	August 2, 2017 ( business days after the pricing date)
Maturity date:	August 2, 2027
Interest accrual date:	August 2, 2017
Payment at maturity:	The payment at maturity per note will be the stated principal amount plus accrued and unpaid interest, if any
Reference rate:	The 10-Year U.S. Dollar ICE Swap Rate (10CMS). Please see “Additional Provisions—Reference Rate” below.
Interest rate:

From and including the original issue date to but excluding August 2, 2020: 3.80% per annum

From and including August 2, 2020 to but excluding the maturity date (the “floating interest rate period”):

Reference rate; subject to the minimum interest rate.

For the purpose of determining the level of the reference rate applicable to an interest payment period, the level of the reference rate will be determined two (2) U.S. government securities business days prior to the related interest reset date at the start of such interest payment period (each, an “interest determination date”).

Interest for each interest payment period during the floating interest rate period is subject to the minimum interest rate of 0.00% per annum.

Interest payment period:	Quarterly
Interest payment period end dates:	Unadjusted
Interest payment dates:	Each February 2, May 2, August 2 and November 2, beginning November 2, 2017; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.
Interest reset dates:	Each February 2, May 2, August 2 and November 2, beginning August 2, 2020; provided that such interest reset dates shall not be adjusted for non-business days.
Day-count convention:	30/360
Minimum interest rate:	0.00% per annum during the floating interest rate period
Maximum interest rate:	Not applicable
Redemption:	Not applicable
Specified currency:	U.S. dollars
CUSIP / ISIN:	61760QKQ6 / US61760QKQ63
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”
Calculation agent:	Morgan Stanley Capital Services LLC
Trustee:	The Bank of New York Mellon
Estimated value on the pricing date:	Approximately $979.00 per note, or within $19.00 of that estimate. See “The Notes” on page 2.
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer(2)
Per note	$1,000	$	$
Total	$	$	$
(1)	Morgan Stanley or one of our affiliates will pay varying discounts and commissions to dealers, including Morgan Stanley Wealth Management (an affiliate of the agent) and their financial advisors, of up to $ per note depending on market conditions. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.” For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

(2)	See “Use of Proceeds and Hedging” on page 7.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Prospectus Supplement dated January 11, 2017 Prospectus dated February 16, 2016

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Fixed to Floating Rate Notes due 2027

Based on the 10-Year U.S. Dollar ICE Swap Rate

The Notes

The notes offered are debt securities of Morgan Stanley. From the original issue date until August 2, 2020, interest on the notes will accrue and be payable on the notes quarterly, in arrears, at 3.80% per annum, and thereafter, during the floating interest rate period, interest on the notes will accrue and be payable on the notes quarterly, in arrears, at a variable rate per annum equal to 10CMS, subject to the minimum interest rate of 0.00% per annum. We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below. All payments on the notes are subject to the credit risk of Morgan Stanley.

The stated principal amount and issue price of each note is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the notes, which are borne by you, and, consequently, the estimated value of the notes on the pricing date will be less than the issue price. We estimate that the value of each note on the pricing date will be approximately $979.00, or within $19.00 of that estimate. Our estimate of the value of the notes as determined on the pricing date will be set forth in the final pricing supplement.

What goes into the estimated value on the pricing date?

In valuing the notes on the pricing date, we take into account that the notes comprise both a debt component and a performance-based component linked to 10CMS. The estimated value of the notes is determined using our own pricing and valuation models, market inputs and assumptions relating to 10CMS, instruments based on 10CMS, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the notes?

In determining the economic terms of the notes, including the interest rate and the minimum interest rate applicable to each interest payment period during the floating interest rate period, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the securities would be more favorable to you.

What is the relationship between the estimated value on the pricing date and the secondary market price of the notes?

The price at which MS & Co. purchases the notes in the secondary market, absent changes in market conditions, including those related to interest rates and 10CMS, may vary from, and be lower than, the estimated value on the pricing date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type, the costs of unwinding the related hedging transactions and other factors.

MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time.

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Based on the 10-Year U.S. Dollar ICE Swap Rate

Additional Provisions

Reference Rate

What is the 10-Year U.S. Dollar ICE Swap Rate?

The 10-Year U.S. Dollar ICE Swap Rate (which we refer to as “10CMS”) is, on any U.S. government securities business day, the fixed rate of interest payable on an interest rate swap with a 10-year maturity as reported on Reuters Page ICESWAP1 or any successor page thereto at approximately 11:00 a.m. New York City time for such day. This rate is one of the market-accepted indicators of medium to longer-term interest rates.

The rate reported on Reuters Page ICESWAP1 (or any successor page thereto) is calculated by ICE Benchmark Administration Limited based on tradeable quotes for the related interest rate swaps of the relevant tenor that are sourced from electronic trading venues.

An interest rate swap rate, at any given time, generally indicates the fixed rate of interest (paid semi-annually) that a counterparty in the swaps market would have to pay for a given maturity, in order to receive a floating rate (paid quarterly) equal to 3-month LIBOR for that same maturity.

U.S. Government Securities Business Day

U.S. government securities business day means any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

CMS Rate Fallback Provisions

If the reference rate is not displayed by approximately 11:00 a.m. New York City time on the Reuters Page ICESWAP1 on any day on which the level of the reference rate must be determined, the rate for such day will be determined on the basis of the mid-market semi-annual swap rate quotations to the calculation agent provided by five leading swap dealers in the New York City interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time, on such day, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a 10 year maturity commencing on such day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD LIBOR with a designated maturity of three months. The calculation agent will request the principal New York City office of each of the Reference Banks to provide a quotation of its rate. If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the reference rate will be determined by the calculation agent in good faith and in a commercially reasonable manner.

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Fixed to Floating Rate Notes due 2027

Based on the 10-Year U.S. Dollar ICE Swap Rate

Historical Information

The following graph sets forth the historical percentage levels of the reference rate for the period from January 1, 2007 to July 19, 2017. The historical levels of the reference rate should not be taken as an indication of its future performance. We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

* The red line in the graph above represents the minimum interest rate of 0.00% per annum applicable to each interest payment period during the floating interest rate period.

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Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes. An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in the reference rate, and other events that are difficult to predict and beyond the issuer’s control. This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying prospectus supplement and prospectus. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their financial and legal advisers as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.

▪	The historical performance of the reference rate is not an indication of future performance. The historical performance of the reference rate should not be taken as an indication of future performance during the term of the notes. Changes in the levels of the reference rate will affect the trading price of the notes, but it is impossible to predict whether such levels will rise or fall. There can be no assurance that the reference rate will be positive.

▪	Investors are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay all amounts due on the notes on interest payment dates and at maturity and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. The notes are not guaranteed by any other entity. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market's view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

▪	The price at which the notes may be sold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased. Some of these factors include, but are not limited to: (i) actual or anticipated changes in the level of the reference rate, (ii) volatility of the level of the reference rate, (iii) changes in interest and yield rates, (iv) any actual or anticipated changes in our credit ratings or credit spreads and (v) time remaining to maturity. Generally, the longer the time remaining to maturity and the more tailored the exposure, the more the market price of the notes will be affected by the other factors described in the preceding sentence. This can lead to significant adverse changes in the market price of securities like the notes. Depending on the actual or anticipated level of the reference rate, the market value of the notes is expected to decrease and you may receive substantially less than 100% of the issue price if you are able to sell your notes prior to maturity.

▪	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., are willing to purchase the notes in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type, the costs of unwinding the related hedging transactions as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the notes in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the notes less favorable to you than they otherwise would be.

▪	The estimated value of the notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price. These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the notes than those generated by others, including other dealers in the market, if they attempted to value the notes. In addition, the estimated value on the pricing date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your notes in the secondary market (if any exists) at any time. The value of your notes at any time after the date of this pricing supplement

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Based on the 10-Year U.S. Dollar ICE Swap Rate

will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions.

▪	The notes will not be listed on any securities exchange and secondary trading may be limited. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the notes, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Since other broker-dealers may not participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

▪	Morgan Stanley & Co. LLC, which is a subsidiary of the issuer, has determined the estimated value on the pricing date. MS & Co. has determined the estimated value of the notes on the pricing date.

▪	The issuer, its subsidiaries or affiliates may publish research that could affect the market value of the notes. They also expect to hedge the issuer’s obligations under the notes. The issuer or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally or the reference rate specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes. In addition, the issuer’s subsidiaries expect to hedge the issuer’s obligations under the notes and they may realize a profit from that expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction.

▪	The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the notes. Any of these determinations made by the calculation agent may adversely affect the payout to investors. Moreover, certain determinations made by the calculation agent may require it to exercise discretion and make subjective judgments, such as with respect to the reference rate. These potentially subjective determinations may adversely affect the payout to you on the notes. For further information regarding these types of determinations, see “Additional Provisions―Reference Rate” and related definitions above.

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Based on the 10-Year U.S. Dollar ICE Swap Rate

Use of Proceeds and Hedging

The proceeds we receive from the sale of the notes will be used for general corporate purposes. We will receive, in aggregate, $1,000 per note issued, because, when we enter into hedging transactions in order to meet our obligations under the notes, our hedging counterparty will reimburse the cost of the Agent’s commissions. The costs of the notes borne by you and described on page 2 above comprise the Agent’s commissions and the cost of issuing, structuring and hedging the notes.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

We expect to deliver the notes against payment therefor in New York, New York on August 2, 2017, which will be the        scheduled business day following the date of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Morgan Stanley or one of our affiliates will pay varying discounts and commissions to dealers, including Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”) and their financial advisors, of up to $       per note depending on market conditions. The agent may distribute the notes through Morgan Stanley Wealth Management, as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc (“MSIP”) and Bank Morgan Stanley AG. Morgan Stanley Wealth Management, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley.

MS & Co. is our wholly owned subsidiary and it and other subsidiaries of ours expect to make a profit by selling, structuring and, when applicable, hedging the notes. When MS & Co. prices this offering of notes, it will determine the economic terms of the notes such that for each note the estimated value on the pricing date will be no lower than the minimum level described in “The Notes” on page 2.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

Acceleration Amount in Case of an Event of Default

In case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per note upon any acceleration of the notes shall be an amount in cash equal to the stated principal amount plus accrued and unpaid interest.

Contact Information

Morgan Stanley Wealth Management clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776). All other clients may contact their local brokerage representative.

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Tax Considerations

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as “variable rate debt instruments” for U.S. federal tax purposes.

The notes will be treated as providing for a single fixed rate followed by a single qualified floating rate (“QFR”), as described in the sections of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders—Notes—Floating Rate Notes—General” and “—Floating Rate Notes that Provide for Multiple Rates.” Under applicable Treasury Regulations, in order to determine the amount of qualified stated interest (“QSI”) and original issue discount (“OID”) in respect of the notes, an equivalent fixed rate debt instrument must be constructed. The equivalent fixed rate debt instrument is constructed in the following manner: (i) first, the initial fixed rate is converted to a QFR that would preserve the fair market value of the notes, and (ii) second, each QFR (including the QFR determined under (i) above) is converted to a fixed rate substitute (which will generally be the value of that QFR as of the issue date of the notes). The rules under “United States Federal Taxation—Tax Consequences to U.S. Holders—Notes—Discount Notes—General” must be applied to the equivalent fixed rate debt instrument to determine the amounts of QSI and OID on the notes. Under this method, the notes may be issued with OID.

A U.S. holder is required to include any QSI in income in accordance with the U.S. holder’s regular method of accounting for U.S. federal income tax purposes. U.S. holders will be required to include OID in income for U.S. federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest. QSI allocable to an accrual period must be increased (or decreased) by the amount, if any, which the interest actually accrued or paid during an accrual period (including the fixed rate payments made during the initial period) exceeds (or is less than) the interest assumed to be accrued or paid during the accrual period under the equivalent fixed rate debt instrument. For the QSI and the amount of OID (if any) on a note, please contact Morgan Stanley at StructuredNotesTaxInfo@morganstanley.com.

If you are a non-U.S. holder, please read the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

Both U.S. and non-U.S. holders should read the section of the accompanying prospectus supplement entitled “United States Federal Taxation.”

You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The discussion in the preceding paragraphs under “Tax Considerations,” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

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